Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Amounts in thousands, except ratios)
Income (loss) before income taxes and discontinued operations	$(191,232)	$17,241	$21,823	$19,168	$(7,914)	$203	$27,123

Fixed charges:
Interest expense and amortization of capitalized costs of indebtedness	$76,896	$79,230	$111,453	$84,201	$51,561	$42,080	$43,444
Estimated interest within renal expense	467	294	402	296	209	197	169
Preferred stock dividend	2,945	—	204	—	—	—	—

Total fixed charges	$80,308	$79,524	$112,059	$84,497	$51,770	$42,277	$43,613

Preferred stock dividend	(2,945)	—	(204)	—	—	—	—

Total earnings	$(113,869)	$96,765	$133,678	$103,665	$43,856	$42,480	$70,736

Total fixed charges	$80,308	$79,524	$112,059	$84,497	$51,770	$42,277	$43,613
Interest expense on deposits	50,501	55,115	76,692	57,518	34,067	27,652	26,587

Total fixed charges excluding deposit interest	$29,807	$24,409	$35,367	$26,979	$17,703	$14,625	$17,026

Ratio of earnings to combined fixed charges and preferred stock dividends:
Including deposit interest	(1.42)	1.21	1.19	1.22	0.83	0.99	1.61
Excluding deposit interest	(3.82)	3.95	3.79	3.82	2.42	2.87	4.13